Exhibit 99.3

Please read the instructions accompanying this Letter of Transmittal before completing it.

YELLOW LETTER OF TRANSMITTAL

FOR REGISTERED HOLDERS OF COMMON SHARES OF

This Letter of Transmittal is important and requires your immediate attention.  This Letter of Transmittal must be completed and submitted by all registered holders of Common Shares holding physical share certificates.  Such shareholders must forward a properly completed and signed Letter of Transmittal and certificate(s) representing their Common Shares and all other required documents to Equity Financial Trust Company in order to receive the consideration to which they are entitled under the Arrangement.

Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should not complete this Letter of Transmittal but should contact that nominee for instructions and assistance in delivering those Common Shares.

This Letter of Transmittal (this “Letter”) is for use by registered holders (“Shareholders”) of common shares (“Common Shares”) of YM BioSciences Inc. (the “Company”) in connection with the proposed statutory plan of arrangement described in the Management Proxy Circular of the Company dated December 31, 2012 (as it may be amended or supplemented, the “Circular”) accompanying this Letter pursuant to which and in accordance with the terms of an arrangement agreement dated as of December 12, 2012 among the Company, Gilead Sciences, Inc. (“Gilead”) and 3268218 Nova Scotia Limited (the “Purchaser”) (including the schedules thereto) as the same may be amended, modified or supplemented from to time in accordance with its terms (the “Arrangement Agreement”), among other things, the Purchaser will acquire all the outstanding Common Shares of the Company at a price of U.S.$2.95 per Common Share in cash (the “Arrangement”). Capitalized terms used but not defined in this Letter (including the “Representations and Warranties” and “Instructions”) have the respective meanings set out in the Circular.

Consideration will be denominated in U.S. dollars.  However, a Shareholder can instead elect to receive payment in Canadian dollars or Australian dollars by checking the appropriate box in this Letter, in which case such Shareholder will have acknowledged and agreed that the exchange rate for one U.S. dollar expressed in Canadian dollars or Australian dollars will be based on the exchange rate available to Equity Financial Trust Company (the “Depositary”) at its typical banking institution on the date the funds are converted.  Shareholders electing to have the payment for their Common Shares paid in Canadian dollars or Australian dollars will have further acknowledged and agreed that any change to the currency exchange rates of the Canadian dollar or Australian dollar will be at the sole risk of the Shareholder.

If a Shareholder wishes to receive cash payable in Canadian dollars or Australian dollars, the box captioned “Currency of Payment” on page 3 of this Letter must be completed.  Otherwise, the Consideration will be paid in U.S. dollars.

The Arrangement Agreement is subject to, among other things, the approval of holders of Common Shares of the Company at a special meeting (the “Meeting”) scheduled to be held on January 31, 2013 (as may be postponed or adjourned), and, if approved, the Arrangement is currently expected to be completed in the first quarter of 2013.  Shareholders should refer to the Circular, a copy of which is available at www.sedar.com under the Company’s filings, for more information regarding the expected timing for completion of the Arrangement.  The terms and conditions of the Arrangement are incorporated by reference in this Letter.

Upon completion of the Arrangement, among other things, the Common Shares will be transferred to the Purchaser and Shareholders (other than Dissenting Shareholders) will be entitled to receive cash Consideration of U.S.$2.95 per Common Share (subject to applicable Tax withholdings and other source deductions).  In order to receive such Consideration, this Letter, properly completed and duly executed, together with any other documents as may be required, must accompany all Common Share certificates deposited pursuant to the Arrangement.  Such materials should be delivered in person or by courier or sent by registered mail to the Depositary at the following address:

By Mail, by Hand or by Courier

200 University Avenue

Suite 400

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Delivery of this Letter to any other address other than as set forth above will not constitute a valid delivery.

PLEASE CAREFULLY READ THE CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER.  In particular, reference is made to the headings in the Circular entitled “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

SHAREHOLDERS WHO DO NOT FORWARD A PROPERLY COMPLETED AND SIGNED LETTER AND CERTIFICATES REPRESENTING THEIR COMMON SHARES TO THE DEPOSITARY PRIOR TO THE SECOND ANNIVERSARY OF THE EFFECTIVE DATE OF THE ARRANGEMENT WILL FORFEIT ALL ENTITLEMENT TO ANY CONSIDERATION UNDER THE ARRANGEMENT.  ON SUCH DATE, ALL CONSIDERATION TO WHICH SUCH FORMER SHAREHOLDER WAS OTHERWISE ENTITLED WILL BE DEEMED TO HAVE BEEN SURRENDERED TO THE PURCHASER.

A Shareholder may withdraw his, her or its Letter by a written notice received by the Depositary at any time prior to the Effective Date.

Please note that the delivery of this Letter does not constitute a vote in favour of the Arrangement Resolution or any other matters to be considered at the Meeting.  To exercise your right to vote at the Meeting, you must complete and return the form of proxy that accompanied the Circular to the Company’s Registrar and Transfer Agent, CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc., Attention: Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1 or faxed to (416) 368-2502 or 1-866-781-3111 (toll free) or to the Secretary of the Company at least 48 hours (being 10:00 a.m. (Toronto Time) on January 29, 2012) before the Meeting time (excluding Saturdays, Sundays and holidays) or any adjournment or postponement thereof.  See “Solicitation of Proxies” in the Circular.

If you need assistance in completing this Letter, please contact Equity Financial Trust Company at (416) 361-0152, toll-free at 1-866-393-4891 or by email at investor@equityfinancialtrust.com, or contact your professional advisor.

DIRECTION

TO:	YM BIOSCIENCES INC.
AND TO:	GILEAD SCIENCES, INC.
AND TO:	3268218 NOVA SCOTIA LIMITED
AND TO:	EQUITY FINANCIAL TRUST COMPANY, at its address set out below.

The undersigned hereby deposits with you in connection with the Arrangement, the following certificate(s) representing Common Shares, details of which are as follows:

CERTIFICATE NUMBER	NUMBER OF COMMON SHARES	NAME AND ADDRESS OF REGISTERED HOLDER(S)

Notes:

(1)                                 If space is insufficient, please attach a separate schedule to this Letter.

(2)                                 The total of the numbers filled in above must equal the total number of Common Shares represented by the Common Share certificates(s) enclosed with this Letter.

CURRENCY OF PAYMENT

(see item 5(h) of the Instructions)

I wish to receive payment of Consideration in

☐            Canadian dollars

☐            Australian dollars

as described under “Arrangement Mechanics — Currency” in the Circular.

A Shareholder who does not check the box above will, if this Direction is otherwise properly completed, receive payment of the Consideration in U.S. dollars.

PLEASE COMPLETE BOX A AND EITHER BOX B OR BOX C. SEE INSTRUCTION 5 BELOW.

BOX A ISSUE CHEQUE IN THE NAME OF: (to be completed by all holders) (please print or type)	BOX B DELIVERY INSTRUCTIONS ☐ HOLD the cheque FOR PICK-UP at the office of the Depositary where the Common Shares were deposited.

(Name)
BOX C

(Street Address and Number)	SEND CHEQUE (unless Box B is checked) TO:

(please print or type)

(City and Province or State)	(Name)

(Country and Postal (or Zip) Code)	(Street Address and Number)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or	(City and Province or State)
Social Security Number)

(Country and Postal (or Zip) Code)

BOX D	BOX E

SIGNATURE GUARANTEE	SIGNATURE

Signature guaranteed by:	(to be completed by all holders)
(if required under Instruction 3)
Date:

Authorized Signature of Guarantor
Signature of Shareholder or Authorized
Representative (See Instruction 4)
Name of Guarantor (Please print or type)

Name of Shareholder (Please print or type)
Address of Guarantor (Please print or type)

Tax Identification, Social Insurance or
Social Security Number of Shareholder
(Please print or type)
Area Code and Telephone Number
Name of Authorized Representative, if applicable
(Please print or type)

Daytime telephone number of Shareholder or Authorized Representative

Daytime facsimile number of Shareholder or Authorized Representative

BOX F

Indicate whether you are a U.S. Shareholder (as defined below) or are acting on behalf of a U.S. Shareholder.

(to be completed by all holders - please check the appropriate box)

☐                                    The owner signing below represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.  If you are a U.S. Shareholder that is not a U.S. person but provides an address in the United States, you may be required to furnish an IRS Form W-8 to avoid backup withholding;

OR

☐                                    The owner signing below represents that it is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any Shareholder that is either (i) providing an address in Box A that is located within the United States or any territory or possession thereof, or (ii) a U.S. person for United States federal income tax purposes.  If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding of U.S. federal income tax you must complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in instruction 7.

REPRESENTATIONS AND WARRANTIES

By completing and signing this Letter, the registered Shareholder completing this Letter (the “Signatory”) represents, warrants, agrees, instructs and acknowledges as follows:

1.              It is understood that upon receipt of this Letter, the certificates representing Common Shares transmitted herewith and any other required documentation, and following the Effective Date, the Depositary or its agent will send to the Signatory or hold for pick-up, in accordance with instructions given above, a cheque for the applicable Consideration payable to the Signatory under the Arrangement for the Common Shares transmitted herewith.  The cheque will be made payable to the name (and at the address) of the registered holder of Common Shares specified in the above form.

2.              The Signatory covenants, represents and warrants to the Company, the Purchaser and the Depositary that: (i) the Signatory is the registered owner of the Common Shares being transmitted and has good title to the rights represented by the above mentioned certificates, (ii) such Common Shares will be transferred by the Signatory free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the Signatory has full power and authority to execute and deliver this Letter and to deposit, sell, assign and transfer the Common Shares and to deliver the certificates representing the Common Shares, (iv) all information inserted into this Letter by the Signatory is true, accurate and complete as of the date hereof, (v) the Common Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any Common Shares to any other person, (vi) the surrender of the Common Shares complies with applicable laws, (vii) the Signatory will execute and deliver any additional documents necessary or desirable to complete the surrender of such Common Shares, (viii) the Signatory will not, prior to the Effective Date, transfer or permit to be transferred any of such transmitted Common Shares; and (ix) either the Signatory is not a U.S. Holder, or the Signatory is a U.S. Holder of Common Shares and has completed and returned to the Depositary with this Letter a Substitute Form W-9 (see Item 7 under “Instructions”). The Signatory represents that he, she or it has received and has reviewed the Circular.  The covenants, representations and warranties of the Signatory contained herein survive the completion of the Arrangement.

3.              The Signatory revokes any and all authority, other than as granted in this Letter or the proxy granted with respect to voting at the Meeting, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Signatory at any time with respect to the Common Shares being transmitted.  No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the transmitted Common Shares.  All authority conferred or agreed to be conferred by the Signatory in this Letter shall survive the death, legal incapacity, bankruptcy or insolvency of the Signatory and any obligations of the Signatory hereunder shall be binding upon the heirs, legal representatives, successors and assigns of the Signatory.

4.              The Signatory instructs the Depositary to mail the cheque for the Consideration as soon as practicable and, in any event, no later than three Business Days after the later of the Effective Date and the date that the Common Shares are delivered to the Depositary together with a properly completed Letter, by first class mail, postage prepaid, to the Signatory, or to hold such cheque for pick-up, in accordance with the instructions given above.  If the Arrangement is not completed, the transmitted Common Shares and all other ancillary documents are directed to be returned to the Signatory in accordance with the same instructions given above or failing such address being specified, at the holder’s last address as it appears on the securities register of the Company.

5.              All payments will be made in U.S. dollars, unless the Shareholder deposits Common Shares with the Depositary and elects to receive payment in Canadian dollars or Australian dollars by checking the appropriate box under the heading “Currency of Payment” (see “Direction”).  The amount payable in currencies other than U.S. dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted.  Shareholders electing to have the payment for their Common Shares paid in Canadian dollars or Australian dollars acknowledge and agree that any change to the currency exchange rates of the Canadian dollar or Australian dollar will be at the sole risk of the Shareholder who makes such election.

6.              The Signatory surrenders to the Purchaser, in accordance with the terms of the Plan of Arrangement, all right, title and interest in and to the Common Shares in exchange for the Consideration and irrevocably appoints and constitutes the Depositary the lawful attorney of the Signatory, with full power of substitution to deliver the certificates representing the Common Shares pursuant to the Arrangement and to effect the transfer of the Common Shares on the books and records of the Company.

7.              It is understood that pursuant to the rules of the Canadian Payments Association, a Cdn.$25 million ceiling has been established on cheques, bank drafts and other paper based payments processed through Canada’s clearing system.  As a result, any payment to the Signatory in excess of Cdn.$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association.  Accordingly, settlement with the Signatory in excess of Cdn.$25 million will be made only in accordance with wire transfer instructions provided by the Signatory to the Depositary in writing.  In the event wire transfer instructions are required as set out above, the Depositary will contact the Signatory promptly following the Effective Time for purposes of obtaining wire transfer instructions.  Any delay in payment by the Depositary or its agent resulting from the provision by the Signatory of wire transfer instructions or otherwise will not entitle the Signatory to interest or other compensation in addition to the amounts to which the undersigned is entitled to pursuant to the Arrangement.

8.              Under no circumstances will interest on the payment of the Consideration in respect of the transmitted Common Shares accrue or be paid to Shareholders, regardless of any delay in making such payment, and the Signatory represents and warrants that the payment of the Consideration in respect of the transmitted Common Shares will completely discharge any obligations of Gilead, the Purchaser, the Company and the Depositary with respect to the matters contemplated by this Letter.

9.              The method used to deliver this Letter and any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed to be effective only when such documents are actually received by the Depositary.  The Company recommends that such documents be hand delivered to the Depositary at its office specified above, and a receipt obtained.  However, if such documents are mailed, the Company recommends that registered mail be used and that proper insurance be obtained.

10.       The Signatory acknowledges that by virtue of the execution of this Letter, it shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of this Letter and any Common Shares surrendered in connection with the Arrangement will be determined by the Purchaser and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Company, the Purchaser, the Depositary or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give such notice.  The Company and the Purchaser reserve the absolute right to reject, without notice, any and all surrenders of Common Shares which it determines not to be in proper form or which, in the opinion of its counsel, may be unlawful to accept under the Laws of any jurisdiction. The Company and the Purchaser reserve the absolute right to waive any defect or irregularity in the surrender of any Common Shares.

11.       By reason of the use of this Letter by the Signatory, the Signatory is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter, as well as all documents related thereto, be drawn exclusively in the English language.  En raison de l’usage des présentes letter d’envoi et formule de choix par le soussigné, ce dernier est repute avoir demandé que tout contrat attesté par l’arrangement, qui est accepté au moyen des présentes letter d’envoi et formule de choix, de meme que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

INSTRUCTIONS

1.              Use of Letter of Transmittal

(a)         This Letter (or a manually signed facsimile thereof), together with the accompanying certificate(s) representing Common Shares and all other required documents, must be received by the Depositary at the office listed below:

By Mail, by Hand or by Courier

200 University Avenue

Suite 400

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

(b)         The method used to deliver this Letter, and the accompanying certificate(s) representing Common Shares, and all other required documents, is at your option and risk, and delivery will be deemed to be effective only when such documents are actually received by the Depositary.  The Company recommends that the necessary documentation be hand delivered to the Depositary at the applicable address specified above and a receipt obtained; otherwise the use of registered, insured mail, with return receipt requested, is recommended.  Delivery of this Letter to an address other than as specified above will not constitute valid delivery to the Depositary.

2.              Signatures

(a)         This Letter must be completed, dated and signed by the registered holders of Common Shares or by such person’s duly authorized representative in accordance with Instruction 4 below.

(b)         If this Letter is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed.  If such transmitted certificate(s) is owned of record by two or more joint owners, all such owners must sign this Letter.

(c)          If this Letter is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)             such transmitted certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii)          the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

3.              Guarantee of Signature

(a)         If this Letter is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if the Arrangement is not completed and the accompanying certificate(s) is to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of our transfer agent, or if the payment is to be issued in the name of a person other than the registered owner of the accompanying certificate(s), such signature(s) must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

(b)         An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.              Fiduciaries, Representatives and Authorizations

If this Letter is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter must be accompanied by satisfactory evidence of authority to act.  Either of the Company or the Depositary, in their discretion, may require additional evidence of authority or additional documentation.

5.              Miscellaneous

(a)         If the space provided in this Letter is insufficient, the requested information should be set out on a separate list and attached to this Letter.

(b)         If Common Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter should be signed for each different registration.

(c)          No alternative, conditional or contingent deposits will be accepted.

(d)         Additional copies of this Letter may be obtained from the Depositary at its address listed above.

(e)          This Letter will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(f)           Before completing this Letter, you are urged to read the accompanying Circular and discuss any questions with your financial, legal and/or tax advisors.

(g)          Gilead and the Purchaser reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter received by it.

(h)         All payments will be made in U.S. dollars, unless the Shareholder elects to receive payment in Canadian dollars or Australian dollars as described under “Arrangement Mechanics — Currency” in the Circular by checking the appropriate box provided in this Letter.

6.              Lost Certificates

If a Common Share certificate has been lost, destroyed or stolen, the registered holder of that certificate should immediately contact Equity Financial Trust Company at (416) 361-0152 or toll-free at 1-866-393-4891.  You will be required to complete and submit certain documentation, including a bond and/or indemnity, before you can receive any cash compensation for your Common Shares.  This Letter should be completed as fully as possible and forwarded, together with a letter describing the loss, destruction or theft, to the Depositary.

7.              Substitute Form W-9 — U.S. Shareholders

Each U.S. Shareholder depositing Common Shares to the Depositary is required to provide the Depositary with a correct U.S. taxpayer identification number (“TIN”) (generally the U.S. Shareholder’s social security number or federal employer identification number) and certain other information, on Substitute Form W-9, which is provided under “Important U.S. Tax Information for U.S. Shareholders Depositing Common Shares to the Depositary” below.  Failure to provide the information on this form may subject the depositing U.S. Shareholder to a penalty imposed by the U.S. Internal Revenue Service and backup withholding of 28% (scheduled to increase to 31% for payments made after December 31, 2012) of any payment made to such U.S. Shareholder pursuant to the Arrangement.  If you are a U.S. Shareholder that is not a U.S. person but provides an address in the United States, you may be required to furnish an IRS Form W-8 to avoid backup withholding.  See “Important U.S. Tax Information for U.S. Shareholders Depositing Common Shares to the Depositary” below and complete “Substitute Form W-9”.

8.              Return of Certificates

If the Arrangement does not proceed for any reason, any certificate for Common Shares received by the Depositary will be returned to you forthwith at the address set forth above or, failing such address being specified, at your last address as it appears on the securities register of the Company.

9.              Privacy Notes

The Depositary is committed to protecting personal information received from its clients.  In the course of providing services to its clients, the Depositary receives certain non-public personal information.  This information could include an individual’s name, address, social insurance number, securities holdings and other financial information.  The Depositary uses this information for lawful purposes relating to its services.  The Depositary has prepared a Privacy Code relating to information practices and privacy protection.  It is available by writing to the Depositary at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, Attention: Corporate Actions.  The Depositary will use the information provided on this form in order to process the undersigned Shareholder’s request and will treat the Shareholder’s signature(s) on this form as such Shareholder’s consent to the above.

If you need assistance in completing this Letter of Transmittal, please contact Equity Financial Trust Company at (416) 361-0152, toll-free at 1-866-393-4891 or by email at investor@equityfinancialtrust.com, or contact your professional advisor.

IMPORTANT U.S. TAX INFORMATION FOR U.S. SHAREHOLDERS

DEPOSITING COMMON SHARES TO THE DEPOSITARY

Under U.S. federal income tax law, in order to avoid backup withholding on payments by the Company made pursuant to the Arrangement, a U.S. Shareholder whose Common Shares are accepted for payment is required to provide the Depositary with such U.S. Shareholder’s correct TIN (e.g. social security number or employer identification number), certify under penalties of perjury that such TIN is correct, and provide certain other certifications on Substitute Form W-9 below, unless an exemption applies. If such U.S. Shareholder is an individual, the TIN is his or her social security number.

If the Depositary is not timely provided with the correct TIN, if the U.S. Shareholder fails to provide the required certification, or if the U.S. Shareholder fails to provide an adequate basis for an exemption, as the case may be, such U.S. Shareholder may be subject to penalties imposed by the Internal Revenue Service (“IRS”) and backup withholding in an amount currently imposed at a rate of 28% (scheduled to increase to 31% for payments made after December 31, 2012) of the gross proceeds of any payment received pursuant to the Arrangement.  Backup withholding is not an additional tax.  Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided the required information is given to the IRS.  If backup withholding results in an overpayment of U.S. federal income tax, a refund may generally be obtained from the IRS by the U.S. Shareholder upon the timely filing of a U.S. federal income tax return.  In addition, failure to provide the correct information on the Substitute Form W-9 may subject the U.S. Shareholder to various penalties, unless such failure is due to reasonable cause and not to willful neglect.

To prevent backup withholding on any payments made pursuant to the Arrangement, each U.S. Shareholder must provide the Depositary with (a) his or her correct TIN by completing the Substitute Form W-9 accompanying this Letter of Transmittal, which requires such U.S. Shareholder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such U.S. Shareholder is awaiting a TIN); (2) that (i) the U.S. Shareholder is exempt from backup withholding; (ii) the U.S. Shareholder has not been notified by the IRS that he or she is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the U.S. Shareholder that he or she is no longer subject to backup withholding; and (3) that the U.S. Shareholder is a U.S. person (including a U.S. resident alien), or (b) if applicable, an adequate basis for exemption.

The U.S. Shareholder is required to give the Depositary the TIN of the registered holder of the Common Shares.  If the Common Shares are registered in more than one name or are not registered in the name of the actual owner, such U.S. Shareholder should consult with its own tax advisor.

Certain U.S. Shareholders (including, among others, corporations, individual retirement accounts and certain foreign individuals and entities) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding.  To prevent possible erroneous backup withholding, an exempt U.S. Shareholder should indicate their exempt status in Part 2 of the Substitute Form W-9.

If a U.S. Shareholder does not have a TIN, such U.S. Shareholder should: (i) consult with its own tax advisor for instructions on applying for a TIN; (ii) indicate “awaiting TIN” in Part 2 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number.  In such case, the Depositary may withhold 28% (scheduled to increase to 31% for payments made after December 31, 2012) of the gross proceeds of any payment made to such U.S. Shareholder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such U.S. Shareholder is not a U.S. person for U.S. federal income tax purposes, such U.S. Shareholder will instead need to submit an appropriate and properly completed IRS Form W-8BEN, Form W8-ECI or Form W8-IMY, as the case may be, signed under penalties of perjury, attesting to such U.S. Shareholder’s exempt status.  An appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF U.S. FEDERAL INCOME TAX OF 28% (SCHEDULED TO INCREASE TO 31% FOR PAYMENTS MADE AFTER DECEMBER 31, 2012) OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH U.S. SHAREHOLDER PURSUANT TO THE ARRANGEMENT.  BACKUP WITHHOLDING IS NOT AN ADDITIONAL U.S. FEDERAL INCOME TAX.  RATHER, THE U.S. FEDERAL INCOME TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF BACKUP WITHHOLDING TAX WITHHELD.  IF SUCH WITHHOLDING RESULTS IN AN OVERPAYMENT OF U.S. FEDERAL INCOME TAXES, A REFUND MAY GENERALLY BE OBTAINED FROM THE IRS BY THE TIMELY FILING OF A U.S. FEDERAL INCOME TAX RETURN WITH THE IRS.  SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THESE BACKUP WITHHOLDING RULES.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, U.S. SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SUCH U.S. SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH U.S. SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TO BE COMPLETED BY SHAREHOLDERS THAT ARE U.S. PERSONS

(INCLUDING U.S. RESIDENT ALIENS)

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (TIN)

Please check the appropriate box indicating your status:

☐ Individual / Sole Proprietor      ☐ Corporation      ☐ Partnership      ☐ Other

Please fill out your name and address below:

Name:

Address

(Number and street):

City, State and Zip Code:

Part 1 — PLEASE PROVIDE YOUR TIN

IN THE BOX AT RIGHT AND CERTIFY BY

SIGNING AND DATING BELOW

Social Security Number OR Employer Identification Number
Part 2 — Awaiting TIN ☐ Exempt ☐

CERTIFICATION — UNDER PENALTIES OF PERJURY, I CERTIFY THAT: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and (2) I am not subject to backup withholding either because (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of failure to report all interest and dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) .I am a U.S. person for U.S. federal income tax purposes.

CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under-reporting interest or dividends on your tax return.  However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).  If you are exempt from backup withholding, check the applicable box in Part 2.

SIGNATURE DATE NAME (Please Print) ADDRESS (Number and street) City, State and Zip Code
NOTE:

FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28 PERCENT (SCHEDULED TO INCREASE TO 31% FOR PAYMENTS MADE AFTER DECEMBER 31, 2012) OF ANY PAYMENT MADE TO YOU PURSUANT TO THE ARRANGEMENT.  PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

CONTINUED

U.S. SHAREHOLDERS MUST COMPLETE THE FOLLOWING CERTIFICATE IF THEY

CHECKED THE APPLICABLE BOX IN PART 2 OF SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future.  I understand that if I do not provide a taxpayer identification number to the payor by the time of payment, 28% (scheduled to increase to 31% for payments made after December 31, 2012) of all reportable payments made to me will be withheld until I provide a number and that, if I do not provide my taxpayer identification number within 60 calendar days, such retained amounts shall be remitted to the IRS as backup withholding.

Signature	Date

The Depositary is:

EQUITY FINANCIAL TRUST COMPANY

By Registered Mail, Mail, Hand or Courier

Toronto

200 University Avenue

Suite 400

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Inquiries

North American Toll Free: 1-866-393-4891

Telephone: 416-361-0152

Facsimile: 416-361-0470

E-Mail: investor@equityfinancialtrust.com